September 4, 2012

Via Edgar

Rufus Decker

Branch Chief

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Wuhan General Group (China), Inc.
Form 10-K for the Year Ended December 31, 2011
Filed April 6, 2012
Form 10-K/A for the Year Ended December 31, 2011
Filed April 30, 2012
Form 10-Q for the Period Ended March 31, 2012
Filed May 21, 2012
File No. 1-34125

Dear Mr. Decker:

We hereby submit the responses of Wuhan General Group (China), Inc. (the “Company”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter, dated August 17, 2012, to Ms. Carol Pan of the Company in regard to the above-referenced filings (the “Filings”).

For convenience of reference, each Staff comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.  References herein to page numbers are to the page numbers in Amendment No. 2 to the Form 10-K filed with the Securities and Exchange Commission (the “Commission”) on September 4, 2012 (the “Second Amendment”).Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.  Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Second Amendment.

Form 10-K for the Year Ended December 31, 2011

Financial Statements

Report of Registered Independent Public Accounting Firm, page F-l

1.	In the third paragraph of the report, your auditor indicates that the financial statements referred to above present fairly, in all material aspects, the financial position of Wuhan General Group (China), Inc. as of December 31, 2011 and 2011. Please make arrangements with your auditor to revise their report to reference the appropriate periods. Please amend your Form 10-K to provide the revised report. Please ensure that you provide currently dated certifications with your amendment which refer to the Form 10-K/A.

 Company Response: We have filed with the Second Amendment revised financials that include a revised auditor’s report referencing the appropriate periods.

The Company acknowledges that:

·            the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·            staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·            the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Gregg E. Jaclin, Esq. of Anslow + Jaclin, LLP, our outside securities counsel at (732) 409-1212.

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Sincerely,

Wuhan General Group (China), Inc.

By:	/s/ Qi Ruilong
Qi Ruilong President and Chief Executive Officer

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